UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ENERGY MANAGEMENT INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29271M102
(CUSIP Number)
Unit A, 13/F, Gee Luen Factory Building 316-318 Kwun Tong Road Kowloon, Hong Kong + 852 9706 7284
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29271M102
1. Names of Reporting Persons.
Sally Kin Yi Lo

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
1,260,000,000 Common Shares 945,000 Series A Convertible Preferred Shares 35,000 Series B Convertible Preferred Shares

8. Shared Voting Power
0

9. Sole Dispositive Power
1,260,000,000 Common Shares 945,000 Series A Convertible Preferred Shares 35,000 Series B Convertible Preferred Shares

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,000,000 Common Shares, 945,000 Series A Convertible Preferred Shares and 35,000 Series B Convertible Preferred Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 30.31% of Common Shares, 30.29% of Series A Convertible Preferred Shares and 35% of Series B Convertible Preferred Shares

14. Type of Reporting Person: IN

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Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), and Series A Preferred Stock, $0.002 par value per shares (the “Series A Preferred Stock”) of Energy Management International, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Unit A, 13/F, Gee Luen Factory Building, 316-318 Kwun Tong Road, Kowloon, Hong Kong.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Sally Kin Yi LO (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is Unit A, 13/F, Gee Luen Factory Building, 316-318 Kwun Tong Road, Kowloon, Hong Kong.

(c) Ms. Lo’s principal occupation is Chief Executive Officer, Chief Financial Officer, Secretary and Director.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Lo is a citizen of Hong Kong.

Item 3.  Source and Amount of Funds or Other Consideration

On May 12, 2021, Barbara McIntyre, the sole director and executive officer and control shareholder of the Company agreed to sell 2,000,000,000 and 3,500,000 shares of Series A Preferred Stock of our common stock to the Reporting Person and Daily Success Development Limited for a total purchase price of three hundred forty thousand dollars (US$340,000) as set forth below:

Name	Securities
Sally Lo	700,000,000 shares of Common Stock 1,225,000 shares of Series A Preferred Stock
Daily Success Development Limited	1,300,000,000 shares of Common Stock 2,225,000 shares of Series A Preferred Stock

The securities being sold constitutes seventy eight and twenty three hundredths percent (78.23%) of the issued and outstanding shares of our common stock and eighty nine and twenty nine hundredths percent (89.29%) of the issued and outstanding shares of our Series A Preferred Stock. The seller relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company’s securities to Ms. Lo and Daily Success Development Limited. Each of the purchasers used personal funds or working capital, respectively, to acquire the foregoing securities of the Company. The closing occurred May 14, 2021.

In connection with such sale, Barbara McIntyre, our former sole executive officer and director resigned from all of her positions with the Company. Concurrently therewith, Ms. Lo was appointed serve as the Company's sole executive officer and director.

Effective July 1, 2021, Sally Lo converted 280,000 shares of its Series A Preferred Stock into 560,000,000 shares of Common Stock. As a result, Sally Lo holds 1,260,000,000 Common Shares (30.31%) and 945,000 Series A Preferred Shares (30.29%).

On July 26, 2021, the Company acquired all of the issued and outstanding shares of DH Investment Group Limited (“DHIG”) from its shareholders, Sally Lo and Daily Success Development Limited, in exchange for 100,000 shares of the Company’s Series B Preferred Stock. DHIG operates its COVID-19 antigen testing business through its wholly owned subsidiary Ho Shun Yi Limited. In connection with the acquisition, Sally Lo and Daily Success Development Limited received 35,000 and 65,000, respectively, shares of the Company’s Common Stock. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company’s securities to the shareholders of DHIG.

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Item 4.  Purpose of Transaction

The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment.  Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Person intends to review her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As an executive officer, director and significant stockholder in the Company, Ms. Lo may vote her shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

The Company is in active discussions to acquire one or more entities that are affiliated with the Reporting Person. The parties hope to enter into a letter of intent to make such an acquisition in the near future.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 4,156,545,807 shares of the Common Stock outstanding as of July 30, 2021.

(b)      The Reporting Person is the direct owner of 1,260,000,000 shares of Common Stock representing approximately 30.31% of the outstanding shares of Common Stock, 945,000 shares of Series A Convertible Preferred Stock representing 30.29% of Series A Preferred Shares and 35,000 shares of Series B Convertible Preferred Stock (collectively, the “Shares”). The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.

(c)      The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2021

/s/ Sally LLO
Sally LO